Filed by T-Mobile US, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Sprint Corporation Commission File No.: 001-04721 New Introduction April 26, 2019Filed by T-Mobile US, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Sprint Corporation Commission File No.: 001-04721 New Introduction April 26, 2019

LEGAL DISCLAIMER Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “projected” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. Estimated synergies presented below were projected by T-Mobile’s management based in part on inputs from and discussions with Sprint management to result from the merger and be realized by the combined company on a run-rate basis by the end of the fiscal year ended December 31, 2026, assuming that the closing had occurred by December 31, 2018. The estimated synergies were prepared by T-Mobile’s management (in the case of the combined company forecasts and the estimated synergies, based in part on inputs from and discussions with Sprint management) for internal planning purposes prior to and during April 2018. Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile's website, at www.t-mobile.com, or at the SEC's website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint's website, at www.sprint.com, or at the SEC's website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Non-GAAP Financial Measures Throughout this presentation, we use certain financial measures when describing financial results and outlook that are not determined in accordance with accounting principles generally accepted in the United States of America (GAAP), such as Adjusted EBITDA and Free Cash Flow. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies and should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. This data should be read in conjunction with previously published company reports on Forms 10-K, 10-Q and 8-K. Reconciliations of certain non-GAAP financial measures to the most directly comparable GAAP financial measures are provided in the appendix to this presentation. Reconciliations of projected and target Adjusted EBITDA and projected Free Cash Flow are not provided as they are not available without unreasonable efforts. Adjusted EBITDA: Adjusted EBITDA represents earnings before Interest expense, net of Interest income, Income tax expense, Depreciation and amortization, non-cash Stock-based compensation and certain income and expenses not reflective of T-Mobile’s operating performance. Adjusted EBITDA is a non-GAAP financial measure utilized by our management to monitor the financial performance of our operations. We use Adjusted EBITDA internally as a metric to evaluate and compensate our personnel and management for their performance, and as a benchmark to evaluate our operating performance in comparison to our competitors. Management believes analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate overall operating performance and facilitate comparisons with other wireless communications companies because it is indicative of our ongoing operating performance and trends by excluding the impact of interest expense from financing, non-cash depreciation and amortization from capital investments, non-cash stock-based compensation, network decommissioning costs and costs related to the proposed transaction between T-Mobile and Sprint, as they are not indicative of our ongoing operating performance, as well as certain other nonrecurring income and expenses. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for income from operations, net income or any other measure of financial performance reported in accordance with GAAP. Free Cash Flow: Free Cash Flow represents net cash provided by operating activities less payments for purchases of property and equipment, including proceeds related to beneficial interests in securitization transactions and less cash payments for debt prepayment or debt extinguishment costs. Free Cash Flow is a non-GAAP financial measure utilized by our management, investors and analysts of T-Mobile’s financial information to evaluate cash available to pay debt and provide further investment in the business. 1LEGAL DISCLAIMER Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “projected” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. Estimated synergies presented below were projected by T-Mobile’s management based in part on inputs from and discussions with Sprint management to result from the merger and be realized by the combined company on a run-rate basis by the end of the fiscal year ended December 31, 2026, assuming that the closing had occurred by December 31, 2018. The estimated synergies were prepared by T-Mobile’s management (in the case of the combined company forecasts and the estimated synergies, based in part on inputs from and discussions with Sprint management) for internal planning purposes prior to and during April 2018. Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile's website, at www.t-mobile.com, or at the SEC's website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint's website, at www.sprint.com, or at the SEC's website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Non-GAAP Financial Measures Throughout this presentation, we use certain financial measures when describing financial results and outlook that are not determined in accordance with accounting principles generally accepted in the United States of America (GAAP), such as Adjusted EBITDA and Free Cash Flow. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies and should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. This data should be read in conjunction with previously published company reports on Forms 10-K, 10-Q and 8-K. Reconciliations of certain non-GAAP financial measures to the most directly comparable GAAP financial measures are provided in the appendix to this presentation. Reconciliations of projected and target Adjusted EBITDA and projected Free Cash Flow are not provided as they are not available without unreasonable efforts. Adjusted EBITDA: Adjusted EBITDA represents earnings before Interest expense, net of Interest income, Income tax expense, Depreciation and amortization, non-cash Stock-based compensation and certain income and expenses not reflective of T-Mobile’s operating performance. Adjusted EBITDA is a non-GAAP financial measure utilized by our management to monitor the financial performance of our operations. We use Adjusted EBITDA internally as a metric to evaluate and compensate our personnel and management for their performance, and as a benchmark to evaluate our operating performance in comparison to our competitors. Management believes analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate overall operating performance and facilitate comparisons with other wireless communications companies because it is indicative of our ongoing operating performance and trends by excluding the impact of interest expense from financing, non-cash depreciation and amortization from capital investments, non-cash stock-based compensation, network decommissioning costs and costs related to the proposed transaction between T-Mobile and Sprint, as they are not indicative of our ongoing operating performance, as well as certain other nonrecurring income and expenses. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for income from operations, net income or any other measure of financial performance reported in accordance with GAAP. Free Cash Flow: Free Cash Flow represents net cash provided by operating activities less payments for purchases of property and equipment, including proceeds related to beneficial interests in securitization transactions and less cash payments for debt prepayment or debt extinguishment costs. Free Cash Flow is a non-GAAP financial measure utilized by our management, investors and analysts of T-Mobile’s financial information to evaluate cash available to pay debt and provide further investment in the business. 1

AGENDA Introduction to T-Mobile > Transaction Rationale and Overview New T-Mobile Financial Highlights 2AGENDA Introduction to T-Mobile > Transaction Rationale and Overview New T-Mobile Financial Highlights 2

UN-CARRIER: PRO CONSUMER INDUSTRY DISRUPTOR

- T-Mobile management has...
  - Disrupted the industry with its Un-carrier strategy focused on eliminating consumer pain points
  - Translated customer growth into financial growth

2013 - 2018 CAGR Growth



9.3%
17.6%
40.3%
Service Revenue
Adj. EBITDA [1]
Adj. EBITDA less Capex

89% Industry Postpaid Phone Growth Last 5 Years [2]

83% Industry Prepaid Growth Last 5 Years[2]

CUT CHURN IN HALF



Postpaid phone churn over last 6 years [3]

Growth as presented refers to 2013A - 2018A five-year Compounded Annual Growth Rate ("CAGR"). TMUS results are Pro Forma Combined for the MetroPCS Business Combination and include the impacts of the Accounting Standards Update 2014-09, "Revenue from Contracts with Customers (Topic 606)" (the "new revenue standard").

[1] Adjusted EBITDA is based on T-Mobile's as-reported definition which is net of non-cash stock-based compensation. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. A reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure is provided in the appendix.

[2] Last 5 years represent 2014-2018.

[3] Last 6 years represent 2013-2018.

3

STRONG GROWTH DRIVEN BY UN-CARRIER STRATEGY

24rd Quarter in a row with >1M Total Net Customers Added



81.3[1]
42.3[1]
4Q12
1Q19

Postpaid Phone Churn Matching Bells



1.89%
1.84%[2]
0.93%
0.88%
0.84%
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
T-Mobile
AT&T
Verizon
Sprint

Covers 326M people with 4G LTE



T-Mobile continues to expand its coverage breadth

Network Speed and Best Customer Care

Fastest combined average of download and upload 4G LTE speeds for 21 quarters in a row[3]

T-Mobile ranks highest among full-service providers in 2019 J.D. Power U.S. Wireless Customer Care Full-Service Study for the 17th time

[1] Total Customers in millions, Pro Forma Combined for the MetroPCS Business Combination. We believe current and future regulatory changes have made the Lifeline program offered by our wholesale partners uneconomical. We will continue to support our wholesale partners offering the Lifeline program, but have excluded the Lifeline customers from our reported wholesale subscriber base resulting in the removal of 4,528,000 reported wholesale customers in 2017.
[2] Sprint postpaid phone churn is as of 4Q18.
[3] Download (D/L) and Upload (U/L) speeds based on analysis by Ookla® of Speedtest Intelligence® data.

4

METROPCS INTEGRATION EXECUTED AHEAD OF TIME AND DELIVERED HIGHER SYNERGIES + WE DELIVERED… T-MOBILE AND SPRINT MERGER ▪ MORE synergies than originally announced… ▪ Similar playbook — just more markets – $9-10bn vs. initial projection of $6-7bn ▪ Market level customer size comparable to major ▪ $3bn or more than 40% higher markets at MetroPCS ▪ Synergies FASTER than people thought possible… – Hit synergy run-rate 1 year earlier than plan ▪ All while maintaining an AMAZING customer experience – Doubled size of MetroPCS customer base in 4.5 years – Lost minimal customers on shutdown of legacy MetroPCS network that utilized incompatible technology 5METROPCS INTEGRATION EXECUTED AHEAD OF TIME AND DELIVERED HIGHER SYNERGIES + WE DELIVERED… T-MOBILE AND SPRINT MERGER ▪ MORE synergies than originally announced… ▪ Similar playbook — just more markets – $9-10bn vs. initial projection of $6-7bn ▪ Market level customer size comparable to major ▪ $3bn or more than 40% higher markets at MetroPCS ▪ Synergies FASTER than people thought possible… – Hit synergy run-rate 1 year earlier than plan ▪ All while maintaining an AMAZING customer experience – Doubled size of MetroPCS customer base in 4.5 years – Lost minimal customers on shutdown of legacy MetroPCS network that utilized incompatible technology 5

AGENDA Introduction to T-Mobile Transaction Rationale and Overview > New T-Mobile Financial Highlights 6AGENDA Introduction to T-Mobile Transaction Rationale and Overview > New T-Mobile Financial Highlights 6

INTRODUCTION TO NEW T-MOBILE

- Supercharged Un-Carrier led by T-Mobile Management
- Committed majority shareholders
- Nationwide 5G network
- Creates robust competition in 5G era
- Unmatched service at lower prices for consumers
- Proven record of executing integration and delivering synergies faster than expected
- Substantial synergies and free cash flow generation
- Strong financial metrics with sustained growth and margin expansion
- Flexible capital structure with a path toward Investment Grade

7

SUPERCHARGED UN-CARRIER LED BY T-MOBILE MANAGEMENT

WE CHANGED WIRELESS
FOR GOOD

SIMPLE CHOICE
LIFETIME COVERAGE GUARANTEE
UN-CARRIER FOR BUSINESS
TAXES & FEES INCLUDED
JUMP!
Wi-Fi UNLEASHED
#GETTHANKED
NETFLIX ON US
CARRIER FREEDOM
MUSIC FREEDOM
BINGE ON
SIMPLE GLOBAL
DATA STASH
T-MOBILE ONE
TEAM OF EXPERTS

SUPERCHARGED UN-CARRIER STRATEGY AT PIVOTAL TIME

- **Network capabilities and capacity will lead to better service AND lower prices**
- Continuation of proven **pro-consumer strategy** that is fundamentally built around **more value** and **higher consumer satisfaction**
- Proactively create **new competition** and **disruption** in **adjacent markets**
- Bring real **mobile broadband competition to rural Americans** for the first time and new competition for **businesses of all sizes**

8

NEW T-MOBILE: COMMITTED SHAREHOLDERS AND SIGNIFICANT SYNERGIES

Transaction Highlights	▶ All-stock merger between T-Mobile & Sprint; Deutsche Telekom and SoftBank will be rolling their respective economic ownership stakes ▶ Deutsche Telekom's and SoftBank's New T-Mobile shares are subject to a 4-year lock-up, subject to certain exceptions[1] ▶ Total implied enterprise value: approximately $146 billion (as of signing the deal) ▶ Company will be called T-Mobile ▶ Dual Headquarters: in Bellevue, WA and Overland Park, KS
Significant Synergies	▶ > $6 billion expected run-rate synergies (NPV of ~$43 billion)[2] ▶ Strong closing balance sheet: expected peak leverage ~2.9x Net Debt[3] / LTM Adjusted EBITDA[4] ▶ Significant liquidity at close ▶ Robust organic de-leveraging
Approvals	▶ Expect regulatory approval from DOJ and FCC in the 1st half of the year

[1] Exceptions include: (i) certain pledges of shares and related transfers, (ii) after first anniversary of closing, transfers of shares not needed for DT consolidation totaling 5% or less of fully diluted outstanding shares as of closing, (iii) after second anniversary of closing, additional transfers of shares not needed for DT consolidation totaling 10% or less of fully diluted outstanding shares as of closing, (iv) after third anniversary of closing, transfers of shares in excess of shares required for DT consolidation (in each case, calculated in accordance with the Proxy, Lock-Up and ROFR Agreement to be entered into effective upon closing) and (v) transfers after proxy falls away.

[2] Run-rate synergies are expected to take effect approximately 4 years after deal closing.

[3] Excludes operating lease liabilities and tower obligations.

[4] Adjusted EBITDA is based on T-Mobile's as-reported definition which is net of non-cash stock-based compensation. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP.

9

STRONG GOVERNANCE STRUCTURE TO GUIDE MANAGEMENT



Status Quo
DEUTSCHE TELEKOM
PUBLIC
62.2%
37.8%
T-MOBILE
SOFTBANK
PUBLIC
83.0%
17.0%
SPRINT
Pro Forma
DEUTSCHE TELEKOM
PUBLIC
SOFTBANK
41.7%
30.9%
27.4 %
NEW T-MOBILE

Strong Governance

- Deutsche Telekom to nominate 9 directors (at least 2 independent) and SoftBank to nominate 4 directors (at least 2 independent); CEO of New T-Mobile also to be a director
- SoftBank will grant a proxy to vote its New T-Mobile shares to Deutsche Telekom[1]
- New T-Mobile financial results to be consolidated by Deutsche Telekom

Note: Approximate Deutsche Telekom ownership of T-Mobile and SoftBank ownership of Sprint is as of December 31, 2018. Status quo ownership on a fully diluted basis is based on closing share prices and certain other assumptions as of December 31, 2018. Pro forma ownership on a fully diluted basis is based on exchange ratio of 0.10256, and closing share prices and certain other assumptions as of December 31, 2018.

[1] Subject to fall-away provisions set forth in the Proxy, Lock-Up and ROFR Agreement to be entered into effective upon closing.

10

THE NEW T-MOBILE WILL CREATE A NATIONWIDE 5G NETWORK Available spectrum for 5G New T-Mobile is the ONLY company capable of delivering NATIONWIDE 5G in critical early stage of innovation mmW Mid-band Unmatched combination of spectrum assets to create a broad AND deep network Low-band Enhanced financial position above what either company could do alone to invest in the rollout of 5G New T-Mobile Proven leadership and plan to rapidly rollout advancements – T-Mobile mmW Dense Urban deployed nationwide LTE twice as fast as Verizon and three times as fast as Mid-band Metro AT&T Low-band Nationwide Accelerate U.S. position in 5G as the only company able to quickly deploy a broad and deep nationwide 5G network 11 11THE NEW T-MOBILE WILL CREATE A NATIONWIDE 5G NETWORK Available spectrum for 5G New T-Mobile is the ONLY company capable of delivering NATIONWIDE 5G in critical early stage of innovation mmW Mid-band Unmatched combination of spectrum assets to create a broad AND deep network Low-band Enhanced financial position above what either company could do alone to invest in the rollout of 5G New T-Mobile Proven leadership and plan to rapidly rollout advancements – T-Mobile mmW Dense Urban deployed nationwide LTE twice as fast as Verizon and three times as fast as Mid-band Metro AT&T Low-band Nationwide Accelerate U.S. position in 5G as the only company able to quickly deploy a broad and deep nationwide 5G network 11 11

UNMATCHED SERVICE AT LOWER PRICES FOR MORE CONSUMERS

Shared track record of bringing disruption to wireless...

LOW PRICES, BEST VALUE
Maintained value leadership in wireless with MORE DATA at LOWER PRICES

UNLIMITED DATA REVOLUTION
Created the Unlimited Data Revolution unleashing mobile experiences for customers

CONTRACT FREEDOM
190M+ customers freed from service contracts

...network scale super-charges PRO-CONSUMER strategy by improving service QUALITY and lowering PRICE

LOWER PRICES
- Scale allows New T-Mobile to sustainably compete at lower prices
- **30X[1] increase in capacity allows customers to do more for less**

UNMATCHED SERVICE EXPERIENCE FOR MORE CONSUMERS
- Better COVERAGE, RELIABILITY and SPEED through superior multi-band spectrum
- Expanding T-Mobile's unique customer service model to Sprint customers with significant investment
- Major expansion of competition in rural markets and businesses of all sizes

12

[1] 30X is comparing EOY 2018 T-Mobile stand-alone capacity to EOY 2024 New T-Mobile capacity.

LEADING INNOVATOR TO ACCELERATE COMPETITION ACROSS INDUSTRIES!

While

CREATING JOBS from Day 1

All content is going to the internet...
... and the internet is going global through mobility



VIDEO
WIRELESS
BROADBAND

- Consumers care about innovation, ease of use and quality of service
- Un-carrier thrives on putting customers first, creating competition and being disruptive
- Enhanced ability to drive competition in a converged market

New T-Mobile will have more U.S. employees on payroll than the prior standalone companies do now

- A projected ~**$40 billion total capital investment** over 3 years in achieving integration, expansion and building out 5G with significant labor investment
- **Rapid rollout of 5G will create thousands of new jobs**, particularly construction jobs in **rural communities**
- Will significantly **expand customer care** centers and staffing
  - Committed to building 5 new customer experience centers with 1,000 employees each
- **Driving competition into rural markets** with **hundreds of new retail locations**

13

PROVEN OPERATIONAL PLAN FOR SUCCESS

Anchor on T-Mobile Network



- **Fast and low-risk delivery of synergies** while protecting customer experience
- Use **T-Mobile as the anchor network** and increase network density and coverage with selected Sprint "keep" sites
- **Deploy 2.5 GHz spectrum** on T-Mobile sites and full T-Mobile spectrum portfolio on Sprint "keep" sites
- **New T-Mobile network** of ~85k macro sites and 50k small cells

Migrate customers



- Migrate Sprint customers to T-Mobile network **within 3 years without degrading experience on Sprint's network**
- **On Day One, more than 20 million Sprint customers already have compatible handsets** with T-Mobile's network
- Aggressively **migrate CDMA voice to VoLTE**
- **Billing and back office system migrations** to **occur over time** minimizing disruption to distribution, care, and operations

14

AGENDA Introduction to T-Mobile Transaction Rationale and Overview New T-Mobile Financial Highlights > 15AGENDA Introduction to T-Mobile Transaction Rationale and Overview New T-Mobile Financial Highlights > 15

NEW T-MOBILE WILL DELIVER SIGNIFICANT SYNERGIES

		Run-Rate Synergies ($bn, pre-tax)	Cost to Achieve ($bn)[1]	NPV of Synergies ($bn) *(Net of Costs to Achieve)*	Integration Years
	**Network** Site Decommissioning, Cost to Decommission, Network Integration Costs & CapEx Savings	~$4+	~$10[2]	~$26	3
	**Sales, Service & Marketing** Store Consolidation, Increased Lease & Labor Expense, Store Refresh Cost, Advertising, Customer Care, Equipment Revenue & Logistics	~$1+	~$1	~$11	3-4
	**Back Office** IT & Billing & Fixed G&A	~$1+	~$4	~$6	3-4
	Total	~$6 +	~$15	~$43+	

- $6bn+ run rate cost synergies attributable 93% of OpEx synergies and 7% of CapEx synergies, but excludes incremental opportunities in new segments of wireless and adjacent industries
- Synergies are significantly enhanced by tax reform and drive rapid free cash flow generation and lower prices

Note: All numbers are approximations and reflect management estimates as of date of signing.
[1] NPV of Synergies net of Costs to Achieve, calculated assuming a discount rate of 8.0% on unlevered free cash flow. Numbers may not add due to rounding.
[2] Net of avoided Capital Expenditures.

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POISED FOR SIGNIFICANT MARGIN EXPANSION

	2018 Pro Forma	3-4 Year Targets	Longer-Term Targets
Total Revenue	$75-76bn	2-4% CAGR $81-86bn	3-5% CAGR $95-100bn
Wireless Service Revenue	$53-57bn	2-4% CAGR $59-61bn	2-4% CAGR $67-70bn
Adjusted EBITDA before CTA [1,2]	40-42% margin $22-23bn	49-52% margin	54-57% margin
Cost to achieve synergies (CTA)	–	$2-3bn	–
Adjusted EBITDA net of CTA[1,2]	40-42% margin $22-23bn	45-47% margin	54-57% margin
Capital Expenditures[3]	18-19% of svc rev	15-20% of svc rev	13-15% of svc rev

Note: The 2018 Pro Forma numbers are from the investor presentation filed on Form 425 with the SEC on April 30, 2018 and do not represent full year 2018 actual results. Total Revenue, Wireless Service Revenue and Adjusted EBITDA figures do not include the impacts of the new revenue standard. Total Revenue, Wireless Service Revenue and Adjusted EBITDA figures for the 3-4 Year and Longer-Term Targets do not include the impacts of the new lease standard.

[1] Adjusted EBITDA is based on T-Mobile's as-reported definition which is net of non-cash stock-based compensation; Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP.

[2] Adjusted EBITDA margins calculated based on Wireless Service Revenue.

[3] Capital Expenditures margins calculated based on Wireless Service Revenue.

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STRONG FREE CASH FLOW AND SYNERGY REALIZATION FUEL DELEVERAGING OVER TIME


Free Cash Flow[1]
$1-2bn
$10-11bn
$16-18bn
2019E
3-4 Year Targets
Longer-Term Targets
Net Debt[2]
$66-68bn
$50-52bn
$6-10bn
2019E
3-4 Year Targets
Longer-Term Targets
Potential Net Leverage
Net Debt[2] / Adjusted EBITDA[3]
2.9x
1.8x
0.2-0.3x
2019E
3-4 year Targets
Longer-Term Targets

[1] Free Cash Flow is a non-GAAP financial measure and should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. In Q1 2018, the adoption of the new cash flow accounting standard resulted in a reclassification of cash flows related to the deferred purchase price from securitization transactions from operating activities to investing activities. In addition, cash flows related to debt prepayment and extinguishment costs were reclassified from operating activities to financing activities. In Q1 2018, we redefined Cash Flow to reflect the above changes in classification and present cash flows on a consistent basis for investor transparency. The effects of this change are applied retrospectively.
[2] Excludes operating lease liabilities and tower obligations.
[3] Adjusted EBITDA based on T- Mobile's proforma 2018 LTM as-reported definition which is net of non-cash stock-based compensation. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP.

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CREDIT STRENGTH AND FLEXIBLE CAPITAL STRUCTURE

Pro Forma NewCo (as of 2018E)[1]

	Amount	Adjusted LTM EBITDA Multiple[2]
IG Secured Debt[3,4]	$42bn ($36bn at close)	1.9x
Total Debt[3]	$75-77bn	3.5x
Cash	$12bn	
Net Debt[3]	$63-$65bn	2.9x

- Fully committed financing of $30bn resulting in a strong opening liquidity, supported by a $4bn revolving credit facility, and a fully funded business plan
- Anticipated Corporate rating of mid to high BB; anticipated unsecured notes rating of low to high BB; and anticipated secured debt rating of low BBB from all three rating agencies
- Minimum liquidity to cover cash needs over the next 24 months
- Long-term commitment to achieving an Investment-Grade profile
- Intend to rapidly de-lever via combination of strong organic growth and synergy realization while continuing to invest in network
- No current plans for dividends or share repurchases for New T-Mobile
- Streamlined corporate structure with all notes to be guaranteed by the Parent (i.e. TMUS and TMUSA)[5]

Note: All numbers are approximations and reflect management estimates as of date of signing.
[1] The 2018 Pro Forma numbers are from the investor presentation filed on Form 425 with the SEC on April 30, 2018 and do not represent full year 2018 actual results and are based on estimated 12/31/18 debt and cash balances excluding tower obligations.
[2] Adjusted EBITDA based on T- Mobile's proforma 2018 LTM as-reported definition which is net of non-cash stock-based compensation. Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP.
[3] Excluding operating lease liabilities and tower obligations,
[4] Secured debt at close of ~$36bn; could grow to up to $42bn post close by refinancing callable / due unsecured debt.
[5] New T-Mobile Topcos will extend full credit support to remaining Sprint debt.

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NEW T-MOBILE POSITIONED TO BE A SCALED PLAYER WITH ROBUST FINANCIAL METRICS

($ in billions)

2018 Revenue



$75-76
$171
$131
$110
$44
TMUS 3-4 Year Target:
$81-86
THE NEW
T
VZ
CMCSA
CHTR
T · · Mobile ·

2018 Adjusted EBITDA[1]



$22-23
$57
$47
$32
$16
TMUS 3-4 Year Target:
49-52% margin (before CTA)²
THE NEW
T
VZ
CMCSA
CHTR
T · · Mobile ·

2018 Adj. EBITDA Less Capital Expenditures[2]



$11-12
$35
$31
$22
$7
TMUS 3-4 Year Target:
26-30% margin²
THE NEW
T
VZ
CMCSA
CHTR
T · · Mobile ·

Net Debt / 2018 Adjusted EBITDA[1,3]



TMUS 3-4 Year Target:
1.8x
2.9x
3.0x
2.3x
3.3x
4.5x
THE NEW
T
VZ
CMCSA
CHTR
T · · Mobile ·

Note: The New T-Mobile 2018 Pro Forma numbers are from the investor presentation filed on Form 425 with the SEC on April 30, 2018 and do not represent full year 2018 actual results. Comcast figures are pro forma for Sky assuming 12/31/17 transaction close.

[1] Adjusted EBITDA is based on T-Mobile's as-reported definition which is net of non-cash stock-based compensation; Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP.

[2] Adjusted EBITDA and Adjusted EBITDA less Capital Expenditures margins calculated based on Wireless Service Revenue.

[3] Net debt excludes operating lease liabilities and tower obligations

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KEY CREDIT HIGHLIGHTS

- Supercharged Un-carrier led by T-Mobile Management
- Fastest-growing wireless company positioned to create unrivaled nationwide 5G network
- Robust financial metrics with substantial synergy potential, sustained growth, margin expansion, and free cash flow generation
- Credit strength underpinned by peak net leverage of ~2.9x and significant organic deleveraging
- Flexible capital structure with a path toward Investment Grade

21

APPENDIX: 22APPENDIX: 22

PRO FORMA GUARANTOR STRUCTURE ▪ Sprint Corporation, SCI and Sprint Capital senior notes will receive downstream unsecured guarantees from T-Mobile US and T-Mobile USA. ▪ T-Mobile US, T-Mobile USA and T-Mobile OpCos (subject to customary exceptions) will guarantee Sprint spectrum lease payments, out of which $3.5B will be on a secured basis. Sprint spectrum lease payments will also be secured by assets of the Sprint lease obligors (except for SCI which is the lessee), subject to the $3.5B cap on the secured amount. ▪ T-Mobile USA Notes will be guaranteed on an unsecured basis by all wholly-owned domestic restricted subsidiaries of T-Mobile and Sprint (subject to customary exceptions). Sprint Spectrum SPVs to be designated as restricted non-guarantors. ▪ T-Mobile USA Secured Debt will be guaranteed on a secured basis by all wholly-owned domestic restricted subsidiaries of T-Mobile and Sprint (subject to customary exceptions); except that Sprint Corp., SCI and Sprint Capital’s guarantees will be unsecured due to secured debt restrictions in the Sprint senior note documents. 1 ▪ SCI is direct obligor on Spectrum Lease. 2 ▪ 100% voting rights held by Sprint Corporation and 100% economic interest held by SCI 23PRO FORMA GUARANTOR STRUCTURE ▪ Sprint Corporation, SCI and Sprint Capital senior notes will receive downstream unsecured guarantees from T-Mobile US and T-Mobile USA. ▪ T-Mobile US, T-Mobile USA and T-Mobile OpCos (subject to customary exceptions) will guarantee Sprint spectrum lease payments, out of which $3.5B will be on a secured basis. Sprint spectrum lease payments will also be secured by assets of the Sprint lease obligors (except for SCI which is the lessee), subject to the $3.5B cap on the secured amount. ▪ T-Mobile USA Notes will be guaranteed on an unsecured basis by all wholly-owned domestic restricted subsidiaries of T-Mobile and Sprint (subject to customary exceptions). Sprint Spectrum SPVs to be designated as restricted non-guarantors. ▪ T-Mobile USA Secured Debt will be guaranteed on a secured basis by all wholly-owned domestic restricted subsidiaries of T-Mobile and Sprint (subject to customary exceptions); except that Sprint Corp., SCI and Sprint Capital’s guarantees will be unsecured due to secured debt restrictions in the Sprint senior note documents. 1 ▪ SCI is direct obligor on Spectrum Lease. 2 ▪ 100% voting rights held by Sprint Corporation and 100% economic interest held by SCI 23

T-MOBILE STAND ALONE ADJUSTED EBITDA GAAP RECONCILIATION

	Year Ended December 31,	
(in millions)	2013	2018
Net income	$35	$2,888
Adjustments:		
Interest expense	545	835
Interest expense to affiliates	678	522
Interest income[1]	(4)	(19)
Other (income) expense, net	(89)	54
Income tax expense	16	1,029
Operating income[1]	$1,181	$5,309
Depreciation and amortization	3,627	6,486
Stock-based compensation[2]	100	389
Cost associated with the Transactions[3]	–	196
MetroPCS transaction and integration costs	108	–
Restructuring costs	54	–
Other, net[4]	–	18
Adjusted EBITDA[1]	**$5,070**	**$12,398**
Adjusted EBITDA of MetroPCS[5]	432	-
Pro Forma Combined Adjusted EBITDA[1]	**$5,502**	**$12,398**

[1] Effective January 1, 2017, we changed an accounting principle. The imputed discount on Equipment Installment Plan ("EIP") receivables, which is amortized over the financed installment term using the effective interest method, and was previously presented within Interest income in our Consolidated Statements of Comprehensive Income, is now presented within Other revenues in our Consolidated Statements of Comprehensive Income. We have applied this change retrospectively and presented the effect of $185 million on the year ended December 31, 2013, respectively in the table above. See Note 1 - Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements included in Part II, Item 8 of Form 10-K for the year ended December 31, 2017 for further information.

[2] Stock-based compensation includes payroll tax impacts and may not agree to stock-based compensation expense in the Consolidated Financial Statements. Additionally, certain stock-based compensation expenses associated with the Transactions (as defined below) have been included in Cost associated with the Transactions.

[3] The merger with Sprint Corporation, pursuant to the Business Combination Agreement with Sprint and other parties therein and the other transactions contemplated by the Business Combination Agreement (collectively, the "Transactions").

[4] Other, net may not agree to the Consolidated Statements of Comprehensive Income primarily due to certain non-routine operating activities, such as other special items that would not be expected to reoccur and are therefore excluded in Adjusted EBITDA.

[5] The Adjusted EBITDA of MetroPCS for the second quarter of 2013 reflects the Adjusted EBITDA of MetroPCS for April 2013 and is included for informational purposes to allow for a comparison of T-Mobile's Adjusted EBITDA for periods following the completion of the business combination of T-Mobile USA and MetroPCS to pro forma combined Adjusted EBITDA for periods prior to the completion of the business combination. For first quarter of 2013 the Adjusted EBITDA of MetroPCS reflects the amounts previously reported by MetroPCS.

24